

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

August 17, 2006

Julia S. Gouw
Executive Vice President and Chief Financial Officer
East West Bancorp, Inc.
135 North Los Robles Ave., 7th Floor
Pasadena, California 91101

      Re: East West Bancorp, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2005
              Forms 10-Q for the Fiscal Quarters Ended March 31, 2006 and June 30, 2006
              File No. 0-24939

Dear Ms. Gouw:

      We have reviewed your response dated August 7, 2006 to our comment letter dated July 25, 2006. We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                     Sincerely,

                     Sharon Blume
                     Reviewing Accountant